THEODORE P. BOTTS
56 Dingletown Road
Greenwich, CT 06830
Tel. 203 629 0988
Fax 203 629 3784
tpbotts@aol.com

StereoVision Entertainment, Inc.
15452 Cabrito Road
Van Nuys, CA 91406

September 18, 2008

Attention: The Board of Directors

This is to notify the Board of Directors of StereoVision Entertainment, Inc. that I resign my positions as CFO of the company and as a member of the Board of Directors effective immediately. I do not agree with the strategic direction which the founder (and interim CEO), John Honour, wishes to pursue.

Upon reimbursement of accrued expenses in the amount of $9,758.47 I will return the 500,000 restricted shares granted to me on August 6, 2008 for conversion of $125,000 (10 months) accrued pay and I will also waive an additional amount of accrued pay currently on the books of the company in the amount of $43,750 (3.5 months).

Very truly yours,

Theodore P. Botts